[redacted]

14047925

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 04 2014
WASH. D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Townepark Circle
(No. and Street)

Louisville (City) — Kentucky (State) — 40243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert — 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600 (Address) — Denver (City) — CO (State) — 40243 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt Equity Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

CFO

Title

Notary Public

COURTNEY TAYLOR SANDERS
Notary Public
State of Maryland, Baltimore County
My Commission Expires December 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT EQUITY CORPORATION

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

StarkSchenkein, LLP

ROOSEVELT EQUITY CORPORATION

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

Roosevelt Equity Corporation
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditors' Report

Board of Directors
Roosevelt Equity Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Roosevelt Equity Corporation (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Equity Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

Denver, Colorado
February 20, 2014

ROOSEVELT EQUITY CORPORATION
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash and cash equivalents	$	17,294
Commissions receivable		15,590
Prepaid expenses		5,780
TOTAL ASSETS	$	38,664
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	4,477
Accounts payable and accrued expenses		7,828
Total Liabilities		12,305
Stockholder's Equity		
Common stock: $25 par value; 1,000 shares authorized, issued and outstanding		25,000
Additional paid-in capital		99,549
Accumulated (deficit)		(98,190)
Total Stockholder's Equity		26,359
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,664

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION
Statement of Operations
Year Ended December 31, 2013

Revenues:	
Commissions and trail revenue	$ 88,465
Other revenue	120
Total Revenues	88,585
Expenses:	
Commissions	41,558
Dues and subscriptions	1,500
Insurance	12,642
Licenses and fees	845
Office expenses	495
Miscellaneous expense	116
Professional fees	32,385
Regulatory fees and expenses	4,869
Service agreement	18,780
Travel expense	500
Total Expenses	113,690
(Loss) Before Income Taxes	(25,105)
Income tax expense	(335)
NET (LOSS)	$ (25,440)

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	(Accumulated Deficit)	Total Stockholder's Equity
Balance at December 31, 2012	1,000	$ 25,000	$ 78,049	$ (72,750)	$ 30,299
Net (loss)	-	-	-	(25,440)	(25,440)
Contributions from stockholder	-	-	21,500	-	21,500
Balance at December 31, 2013	**1,000**	**$ 25,000**	**$ 99,549**	**$ (98,190)**	**$ 26,359**

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:		
Net (loss)	$	(25,440)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
(Increase)/decrease in operating assets:		
Commissions receivable		2,945
Increase/(decrease) in operating liabilities:		
Commissions payable		(1,079)
Accounts payable and accrued expenses		(1,000)
Net cash (used in) operating activities		(24,574)
Cash flows from investing activities:		
Net cash (used in) investing activities		-
Cash flows from financing activities:		
Contributions from stockholder		21,500
Net cash provided by financing activities		21,500
(Decrease) in cash and cash equivalents		(3,074)
Cash at beginning of year		20,368
Cash at end of year	$	17,294

Supplemental cash flow information:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION
Notes to Financial Statements
December 31, 2013

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Roosevelt Equity Corporation ("Roosevelt" or the "Company") was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of associated commissions. Roosevelt is a wholly-owned subsidiary of Bluegrass Financial Holdings, LLC (the "Holding Company").

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2013.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue and Receivables

Securities transactions and commission revenues are recognized on a trade-date basis as earned and deemed to be collectible. The Company's revenues are primarily generated from insurance contract trail commissions. Related commissions expenses are recorded as incurred.

Commissions receivable are stated at the amount due from customers. The Company provides an allowance for uncollectible receivables, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2013, management considers all commissions receivable fully collectible, therefore an allowance for uncollectible amounts is not necessary.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2010 – 2012.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Net Capital Requirements

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2013, the Company had Net Capital of $9,466 which was $4,466 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to Net Capital was 130 percent.

ROOSEVELT EQUITY CORPORATION
Notes to Financial Statements
December 31, 2013

Note B - Net Capital Requirements (Continued)

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

Note C - Related Parties

The Company has a service agreement in place with its sister company, Bluegrass Capital Advisors, LLC, which provides for monthly consideration for personnel, occupancy, utilities, and equipment. For the year ended December 31, 2013, the Company incurred expenses of $18,780 related to this arrangement, all of which were paid during the year incurred.

The Company received capital infusions from the Holding Company in the amount of $21,500 during the year ended December 31, 2013.

Note D - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2013 are comprised primarily of net operating loss carryforwards:

	Assets
Deferred tax assets	$ 21,749
Less valuation allowance	(21,749)
	$ -

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2013, the Company has available net operating loss carryforwards of approximately $112,000 for income tax reporting purposes, which expire beginning in 2031. The net operating loss carryforwards give rise to a deferred tax asset of $21,749, which is based on a Federal tax rate of 19.4% at December 31, 2013, which has been fully reduced by a valuation allowance. Tax returns filed for years ended as of and subsequent to December 31, 2010 remain subject to examination as of December 31, 2013.

Note E – Concentrations

During the year ended December 31, 2013, approximately 81% of total revenues were earned from two customers, which represented 62% and 19%, respectively.

ROOSEVELT EQUITY CORPORATION
Notes to Financial Statements
December 31, 2013

Noted F - Subsequent Events

The Company evaluated all subsequent events through February 28, 2014, the date the financial statements were available to be issued.

ROOSEVELT EQUITY CORPORATION
Schedule I - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity (from Statement of Financial Condition)	$	26,359
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable in excess of commissions payable		11,113
Prepaid expenses		5,780
Total net capital	$	9,466

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions payable	$	4,477
Accounts payable and accrued expenses		7,828
Total aggregated indebtedness	$	12,305

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	4,466
Percentage of aggregate indebtedness to net capital		130%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Roosevelt Equity Corporation
Supplementary Information - Schedule III
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2013

Roosevelt Equity Corporation, operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditors' Report on Internal Control

Board of Directors
Roosevelt Equity Corporation

In planning and performing our audit of the financial statements of Roosevelt Equity Corporation (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 20, 2014